

Inland Real Estate Corporation

Supplemental Financial Information

For the Three Months Ended
March 31, 2007

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three Months Ended March 31, 2007

TABLE OF CONTENTS

This supplemental financial information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's filings on Form 10-K dated December 31, 2006 with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation	Inland Communications, Inc.
(Investors/Analysts):	(Media):
Stacy Feit, Financial Relations Board	Darryl Cater, Media Relations Coordinator
(312) 640-6779	(630) 218-8000 x4896
sfeit@frbir.com	cater@inlandgroup.com

INLAND REAL ESTATE CORPORATION
REPORTS $0.37 FFO PER SHARE FOR FIRST QUARTER 2007

OAK BROOK, Ill. (May 9, 2007) – Inland Real Estate Corporation (NYSE: IRC) today announced financial results for the first quarter ended March 31, 2007.

Highlights

- Funds from operations (FFO) of $24.2 million or $0.37 per share (basic and diluted) for the three months ended March 31, 2007, representing increases of 9.0% and 12.1%, respectively

- Net income of $11.7 million or $0.18 per share (basic and diluted), for the three months ended March 31, 2007, an increase of 18.2% and 20.0%, respectively

- Portfolio was 95.6% leased as of March 31, 2007

- A total of 73 new and renewal leases were executed for the rental of 189,000 aggregate square feet during the quarter; new lease activity increased 43.3% over expiring rates

- The Company completed 75% of annual acquisitions target for its 1031 Exchange Tenant in Common joint venture with Inland Real Estate Exchange Corporation

Financial Results

The Company reported that FFO, a widely accepted measure of performance for real estate investment trusts (REITs), for the three months ended March 31, 2007 was $24.2 million, an increase of 9.0% compared to $22.2 million for the three months ended March 31, 2006. On a per share basis, FFO was $0.37 (basic and diluted) for the three months ended March 31, 2007, an increase of $0.04 or 12.1% over the three months ended March 31, 2006. The increases in FFO and FFO per share are primarily due to two transactions. First, the Company sold its interest in a single property joint venture that resulted in a gain of approximately $1.9 million or $0.03 per share. Second, the Company sold an undeveloped land parcel through one of its development joint ventures for a net gain after tax of approximately $0.7 million, or $0.01 per share.

The Company reported that net income was $11.7 million for the three months ended March 31, 2007, an increase of 18.2% compared to net income of $9.9 million for the three months ended March 31, 2006. On a per share basis, net income was $0.18 per share (basic and diluted) for the three months ended March 31, 2007, an increase of 20.0% compared to $0.15 per share (basic and diluted) for the three months ended March 31, 2006. The increase in net income is due to the aforementioned sales. A reconciliation of FFO to net income and FFO per share to earnings per share is provided at the end of this news release.

"We continued to establish a solid platform for growth during the first quarter," said Robert Parks, President and Chief Executive Officer of Inland Real Estate Corporation. "We delivered strong across-the-board performance, including 12.1 and 20.0 percent increases in FFO per share and net income per share, respectively. The Company also generated a 43.3% increase in new leases and executed 51,000 square feet of new, previously unleased space. Finally, I am pleased to report that we have substantially completed our targeted acquisitions for the year within our 1031 Exchange Tenant in Common joint venture. In reaching this goal we have effectively closed our acquisition pipeline for the remainder of 2007 for this venture and anticipate recognizing income from these acquisitions in the third quarter."

Portfolio Performance
Total revenues increased 10.1% to $48.1 million for the three months ended March 31, 2007, from $43.7 million for the three months ended March 31, 2006

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three month period during each year. A total of 125 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. Net operating income increased $0.4 million or 1.5% to $29.5 million (excluding the impact of straight-line and intangible lease rent) on the same store portfolio for the three months ended March 31, 2007, from $29.1 million one year ago. The quarterly increase is primarily the result of positive leasing spreads.

EBITDA increased 8.8% to $37.0 million for the three months ended March 31, 2007, compared to $34.0 million for the three months ended March 31, 2006. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

Balance Sheet, Market Value and Liquidity
EBITDA coverage of interest expense was 2.8 times for the three months ended March 31, 2007. The Company has provided EBITDA and the related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding the Company's ability to service and incur debt.

At March 31, 2007, the Company had an equity market capitalization of $1.2 billion and $1.0 billion of total debt outstanding (including its pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of $2.2 billion and a debt-to-total market capitalization of 46.6%. Including the convertible notes, approximately 88% of this debt was fixed at a weighted average interest rate of 5.22%. At March 31, 2007, the Company had $45 million outstanding on its unsecured line of credit, which the Company uses for acquisitions, capital improvements, tenant improvements, leasing costs and working capital.

Leasing
The Company reports that leasing activity remains strong throughout its portfolio. For the three months ended March 31, 2007, the Company executed 21 new and 52 renewal leases, aggregating approximately 189,000 square feet. The 21 new leases comprise approximately 50,000 square feet with an average rental rate of $19.25 per square foot, a 43.3% increase over the average expiring rate. The 52 renewal leases comprise approximately 139,000 square feet with an average rental rate of $18.41 per square foot, a 22.1% increase over the average expiring rate. The Company also signed 6 leases for approximately 51,000 square feet of new, previously un-leased space. As of March 31, 2007, the Company's portfolio was 95.6% leased, compared to 95.9% leased as of March 31, 2006, and 96.4% leased as of December 31, 2006.

Acquisitions
During the first quarter, the Company acquired for its joint venture with Inland Real Estate Exchange Corporation (IREX), a free standing, 73,000 square foot Best Buy store in Burbank, Illinois for $10.1 million, and the 463,000 square foot FMC Technologies headquarters in Houston, Texas for $65.0 million.

Dispositions

For the quarter ended March 31, 2007, the Company sold a 25 acre land parcel through one of its development joint ventures for approximately $5.4 million.

Joint Venture Activity

During the quarter, the Company acquired for $4.5 million a partnership interest in a development in Clermont, Florida with the Paradise Group for the development of approximately 53 acres of fully entitled land into 167,000 square feet of multi-tenant retail space plus out-parcels available for sale or ground lease.

Dividends

In February and March, the Company paid monthly cash dividends to stockholders of $0.08 per common share. In April, the Company paid an increased monthly dividend of $0.08167 per common share. The annual dividend is currently $0.98 per share.

Guidance

The Company expects that FFO per common share (basic and diluted) for the full year 2007 will be in the range of $1.40 to $1.43.

Conference Call/Webcast

The Company will host a management conference call to discuss its financial results on Wednesday, May 9, 2007 at 11:00 a.m. CDT (12:00 noon EDT). Hosting the conference call for the Company will be Robert Parks, President and Chief Executive Officer, Mark Zalatoris, Chief Operating Officer, Brett Brown, Chief Financial Officer and Scott Carr, President of Property Management. The conference call can be accessed by dialing 877-407-0782, or 201-689-8567 for international callers. The Company recommends that participants dial in at least ten minutes prior to the scheduled start of the call. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 1:00 p.m. CDT (2:00 p.m. EDT) on May 9, and will be available until 12:00 midnight on Wednesday, May 16, 2007. Interested parties can access the replay of the conference call by dialing 877-660-6853, or 201-612-7415 for international callers. The replay passcode is Account # 286 and Conference ID # 239627.

About Inland Real Estate Corporation

Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 147 neighborhood, community, lifestyle and single-tenant retail centers located primarily in the Midwestern United States, with aggregate leasable space of approximately 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three-months ended March 31, 2007, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2006. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(In thousands except per share data

Assets

	March 31, 2007 (unaudited)	December 31, 2006
Investment properties:		
Land	$ 337,810	337,896
Construction in progress	1,062	434
Building and improvements	989,447	926,014
	1,328,319	1,264,344
Less accumulated depreciation	227,408	218,808
Net investment properties	1,100,911	1,045,536
Cash and cash equivalents	24,734	27,569
Investment in securities (net of an unrealized loss of $958 and $546 at March 31, 2007 and December 31, 2006, respectively)	16,079	16,777
Restricted cash	8,655	4,044
Accounts and rents receivable (net of provision for doubtful accounts of $1,980 and $1,990 at March 31, 2007 and December 31, 2006, respectively)	40,035	33,668
Mortgages receivable	28,923	27,848
Investment in and advances to unconsolidated joint ventures	74,502	74,890
Deposits and other assets	5,966	3,864
Acquired above market lease intangibles (net of accumulated amortization of $2,466 and $2,450 at March 31, 2007 and December 31, 2006, respectively)	2,944	3,118
Acquired in-place lease intangibles (net of accumulated amortization of $7,231 and $6,534 at March 31, 2007 and December 31, 2006, respectively)	27,886	21,102
Leasing fees (net of accumulated amortization of $1,658 and $1,572 at March 31, 2007 and December 31,2006, respectively)	3,516	3,378
Loan fees (net of accumulated amortization of $4,331 and $4,107 at March 31, 2007 and December 31, 2006, respectively)	7,440	7,367
Total assets	$ 1,341,591	1,269,161

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets (continued)
March 31, 2007 and December 31, 2006
(In thousands except per share data)

Liabilities and Stockholders' Equity

	March 31, 2007 (unaudited)	December 31, 2006
Liabilities:		
Accounts payable and accrued expenses	$ 6,178	5,558
Acquired below market lease intangibles (net of accumulated amortization of $3,767 and $3,535 at March 31, 2007 and December 31, 2006, respectively)	4,278	4,537
Accrued interest	6,153	3,683
Accrued real estate taxes	25,473	24,425
Distributions payable	5,321	5,205
Security and other deposits	2,452	2,466
Mortgages payable	669,938	622,280
Line of credit	45,000	28,000
Convertible notes	180,000	180,000
Prepaid rents and unearned income	3,945	2,596
Other liabilities	15,635	10,363
Total liabilities	964,373	889,113
Commitments and contingencies		
Minority interest	2,922	3,065
Stockholders' Equity:		
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at March 31, 2007 and December 31, 2006	-	-
Common stock, $0.01 par value, 500,000 Shares authorized; and 65,150 65,059 Shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	651	650
Additional paid-in capital (net of offering costs of $58,816)	606,899	605,133
Accumulated distributions in excess of net income	(232,296)	(228,254)
Accumulated other comprehensive loss	(958)	(546)
Total stockholders' equity	374,296	376,983
Total liabilities and stockholders' equity	$ 1,341,591	1,269,161

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three months ended March 31, 2007 and 2006 (unaudited)
(In thousands except per share data)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Revenues:		
Rental income	$ 32,255	31,503
Tenant recoveries	14,951	11,994
Other property income	878	242
Total revenues	48,084	43,739
Expenses:		
Property operating expenses	8,292	5,354
Real estate tax expense	8,238	8,259
Depreciation and amortization	10,124	10,572
General and administrative expenses	3,309	2,184
Total expenses	29,963	26,369
Operating income	18,121	17,370
Other income	1,359	1,128
Fee income from unconsolidated joint ventures	525	660
Gain on sale of investment properties	-	492
Gain on sale of joint venture interest	1,922	-
Interest expense	(11,580)	(10,343)
Minority interest	(108)	(391)
Income before equity in earnings of unconsolidated joint ventures, income tax expense of taxable REIT subsidiary and discontinued operations	10,239	8,916
Income tax expense of taxable REIT subsidiary	(451)	(53)
Equity in earnings of unconsolidated joint ventures	1,933	1,097
Income from continuing operations	11,721	9,960
Discontinued operations:		
Loss from discontinued operations (including loss on sale of investment properties $195 for the three months ended March 31, 2006)	(28)	(84)
Net income available to common stockholders	11,693	9,876
Other comprehensive income:		
Unrealized loss on investment securities	(412)	(199)
Comprehensive income	$ 11,281	9,677

7

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three months ended March 31, 2007 and 2006 (unaudited)
(In thousands except per share data)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Basic and diluted earnings available to common shares per weighted average common share:		
Income from continuing operations	$ 0.18	0.15
Discontinued operations	-	-
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.18	0.15
Weighted average number of common shares outstanding – basic	65,040	67,489
Weighted average number of common shares outstanding – diluted	65,109	67,558

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net income available to common stockholders (1)	$ 11,693	9,876
Gain on sale of investment properties, net of minority interest	-	(61)
Gain on non-operating property (2)	-	157
Equity in depreciation and amortization of unconsolidated ventures	2,462	1,770
Amortization on in-place lease intangibles	697	732
Amortization on leasing commissions	168	195
Depreciation, net of minority interest	9,175	9,533
Funds From Operations	$ 24,195	22,202
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.18	0.15
Funds From Operations, per weighted average common share, basic and diluted	$ 0.37	0.33
Weighted average number of common shares outstanding, basic	65,040	67,489
Weighted average number of common shares outstanding, diluted	65,109	67,558

(1) Includes gain on sale of joint venture interest of $1,922 in 2007.
(2) For 2007, included in net income is gain on sale of non-operating property of $737, net of tax through one of the Company's unconsolidated development joint ventures.

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended March 31, 2007	Three months ended March 31, 2006
Income from continuing operations	$ 11,721	9,960
Gain on non-operating property (1)	(1,188)	(257)
Income tax expense of taxable REIT subsidiary	451	-
Income (loss) from discontinued operations	(28)	111
Interest expense	11,580	10,343
Interest expense associated with discontinued operations	-	35
Interest expense associated with unconsolidated joint ventures	1,858	1,327
Depreciation and amortization	10,124	10,572
Depreciation and amortization associated with discontinued operations	-	106
Depreciation and amortization associated with unconsolidated joint ventures	2,462	1,710
EBITDA	$ 36,980	33,907
Total interest expense	$ 13,438	11,705
EBITDA: Interest expense coverage ratio	2.8 x	2.9 x

(1) For 2007, this includes gain on sale of non-operating property through one of the Company's unconsolidated development joint ventures, which is included in equity in earnings from unconsolidated joint ventures on the accompanying consolidated statements of operations.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007 and 2006
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended March 31, 2007	Three months ended March 31, 2006
Total revenues	$	48,084	43,739
Net income available to common stockholders	$	11,693	9,876
Gain on sale of investment properties, net of minority interest		-	(61)
Gain on non-operating property		-	157
Equity in depreciation and amortization of unconsolidated ventures		2,462	1,770
Amortization on in-place leases		697	732
Amortization on leasing commissions		168	195
Depreciation, net of minority interest		9,175	9,533
Funds From Operations	$	24,195	22,202
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.18	0.15
Funds From Operations per weighted average common share – basic and diluted	$	0.37	0.33
Distributions Declared	$	15,735	16,216
Distributions Per Common Share	$	0.24	0.24
Distributions / Funds From Operations Payout Ratio		65.0%	73.0%
Weighted Average Commons Shares Outstanding, Diluted		65,109	67,558

		As of March 31, 2007	As of March 31, 2006
Total Assets	$	1,341,591	1,262,195

General and Administrative Expenses		Three months ended March 31, 2007	Three months ended March 31, 2006
General and Administrative Expenses (G&A)	$	3,309	2,184
G&A Expenses as a Percentage of Total Revenue		6.9%	5.0%
Annualized G&A Expenses as a Percentage of Total Assets		0.99%	0.69%

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007 and 2006
(In thousands except per share and square footage data)

Net Operating Income		Three months ended March 31, 2007	Three months ended March 31, 2006
Net Operating Income (NOI) (1)	$	31,488	30,230
Same Store Net Operating Income (2)	$	29,522	29,089
Same Store NOI Percentage Increase Over Prior Year Period		1.5%	

Occupancy (3)	As of March 31, 2007	As of March 31, 2006
Leased Occupancy	95.6%	95.9%
Financial Occupancy	94.9%	95.1%
Same Store Financial Occupancy	94.5%	94.8%

Capitalization		As of March 31, 2007	As of March 31, 2006
Total Shares Outstanding		65,150	67,585
Closing Price Per Share	$	18.34	16.31
Equity Market Capitalization	$	1,194,851	1,102,311
Total Debt (4)		1,041,637	875,058
Total Market Capitalization	$	2,236,488	1,977,369
Debt to Total Market Capitalization		46.6%	44.3%

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.
(2) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.
(3) Includes properties held in unconsolidated joint ventures.
(4) Includes pro-rata share of unconsolidated joint venture debt.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007 and 2006
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net income available to common stockholders (1)	$ 11,693	9,876
Gain on sale of investment properties	-	(61)
Gain on non-operating property (2)	-	157
Equity in depreciation and amortization of unconsolidated ventures	2,462	1,770
Amortization on in-place lease intangibles	697	732
Amortization on leasing commissions	168	195
Depreciation, net of minority interest	9,175	9,533
Funds From Operations	$ 24,195	22,202
Net income available to common stockholders per common share – diluted	$ 0.18	0.15
Funds From Operations per common share – diluted	$ 0.37	0.33
Weighted average number of common shares outstanding – diluted	65,109	67,558
Additional Information		
Straight-line rents	$ 139	34
Amortization of above and below market rents	85	174
Amortization of deferred financing fees	674	338
Stock based compensation expense	138	65
Capital Expenditures		
Maintenance / non-revenue generating cap ex		
Building / Site improvements	$ 741	161
Non-maintenance / revenue generating cap ex		
Tenant improvements	3,587	3,042
Leasing commissions	306	233

(1) Includes gain on sale of joint venture interest of $1,922 in 2007.
(2) For 2007, included in net income is gain on sale of non-operating property of $737, net of tax through one of the Company's unconsolidated development joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007 and 2006
(In thousands except per share and square footage data)

Earnings Before Interest Taxes Depreciation and Amortization (EBITDA)

EBITDA is defined as earnings (losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended March 31, 2007	Three months ended March 31, 2006
Income from continuing operations	$ 11,721	9,960
Gain on non-operating property (1)	(1,188)	(257)
Income tax expense of taxable REIT subsidiary	451	53
Income from discontinued operations	(28)	111
Interest expense	11,580	10,343
Interest expense associated with discontinued operations	-	35
Interest expense associated with unconsolidated ventures	1,858	1,327
Depreciation and amortization	10,124	10,572
Depreciation and amortization associated with discontinued operations	-	106
Depreciation and amortization associated with unconsolidated ventures	2,462	1,710
EBITDA	$ 36,980	33,960
Total interest expense	$ 13,438	11,705
EBITDA: Interest expense coverage ratio	2.8 x	2.9 x

(1) For 2007, this includes gain on sale of non-operating property through one of the Company's unconsolidated development joint ventures, which is included in equity in earnings from unconsolidated joint ventures on the accompanying consolidated statements of operations.

(In thousands except per share and square footage data)

Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at March 31, 2007:

Fixed rate debt

Mortgagee	Interest Rate at March 31, 2007	Maturity Date		Balance at March 31, 2007	Percent of Total Debt
Allstate	5.27%	11/2012	$	12,500	1.40%
Allstate	5.27%	12/2012		18,000	2.01%
Allstate	5.87%	09/2009		6,000	0.67%
Allstate	4.65%	01/2010		22,500	2.51%
Allstate (a)	9.25%	12/2009		3,843	0.43%
Allstate	5.19%	08/2012		36,200	4.04%
Archon Financial	4.88%	01/2011		30,720	3.43%
Bank of America	5.01%	10/2010		6,185	0.69%
Bank of America	4.11%	06/2011		5,510	0.62%
Bank of America	5.46%	04/2017		6,060	0.68%
Capmark	4.88%	11/2011		17,150	1.92%
Capmark	5.02%	08/2011		8,800	0.98%
Fifth Third Bank	4.70%	10/2010		12,380	1.38%
GEMSA	6.75%	06/2008		4,625	0.52%
John Hancock Life Insurance (a)	7.65%	01/2018		11,960	1.34%
Key Bank	7.00%	11/2008		25,000	2.79%
Key Bank	5.00%	10/2010		7,500	0.84%
LaSalle Bank N.A.	5.52%	04/2010		13,550	1.51%
LaSalle Bank N.A. (b)	4.86%	04/2007		14,326	1.60%
LaSalle Bank N.A.	4.88%	11/2011		12,500	1.40%
Metlife Insurance Company	4.71%	12/2010		20,100	2.25%
Midland Loan Serv. (a) (b)	7.79%	10/2007		13,209	1.48%
Midland Loan Serv. (a)	7.86%	01/2008		4,624	0.52%
Midland Loan Serv (a)	5.17%	04/2014		18,207	2.03%
Nomura Credit	5.60%	04/2017		39,000	4.36%
Principal Life Insurance	5.96%	12/2008		11,000	1.23%
Principal Life Insurance	5.25%	10/2009		7,400	0.83%
Principal Life Insurance	3.99%	06/2010		32,930	3.68%
Principal Life Insurance	5.05%	01/2014		16,250	1.82%
Principal Real Estate	5.05%	04/2014		8,750	0.98%
Wachovia Securities	6.36%	10/2008		54,600	6.10%
Wells Fargo (b)	6.03%	07/2007		13,600	1.52%
Wells Fargo	6.60%	03/2009		8,000	0.89%
Wells Fargo	5.01%	04/2010		15,300	1.71%
Wells Fargo	5.14%	04/2010		11,125	1.24%
Wells Fargo	5.17%	04/2010		23,690	2.65%
Wells Fargo	4.11%	06/2011		33,220	3.71%
Wells Fargo	5.01%	10/2010		1,700	0.19%
Total/Weighted Average Fixed Rate Secured	5.39%		$	608,014	67.95%
Convertible Notes	4.63%	11/2026		180,000	20.11%

(In thousands except per share and square footage data)

Total/Weighted Average Fixed Rate	5.22%		788,014	88.05%

Variable rate debt

Mortgagee	Interest Rate at March 31, 2007	Maturity Date	Balance at March 31, 2007	Percent of Total Debt
LaSalle Bank N.A.	6.22%	12/2010	$ 7,833	0.88%
LaSalle Bank N.A.	6.72%	04/2010	2,468	0.28%
LaSalle Bank N.A.	6.72%	06/2010	2,732	0.31%
LaSalle Bank N.A.	6.72%	06/2010	2,255	0.25%
LaSalle Bank N.A.	6.72%	04/2010	2,400	0.27%
LaSalle Bank N.A. (b)	7.12%	04/2007	14,056	1.57%
LaSalle Bank N.A. (b)	7.12%	12/2007	8,948	1.00%
LaSalle Bank N.A.	6.75%	07/2010	10,654	1.19%
LaSalle Bank N.A.	4.03%	12/2014	6,200	0.69%
LaSalle Bank N.A. (b)	6.72%	04/2007	4,378	0.49%
Total/Weighted Average Variable Rate Secured	6.54%		61,924	6.92%
KeyBank	6.83%	04/2008	45,000	5.03%
Total/Weighted Average Variable Rate	6.66%		106,924	11.95%
Total/Weighted Average Debt	5.39%		$ 894,938	100.00%

(a) These loans require payments of principal and interest monthly; all other loans listed are interest only.

(b) Approximately $68,517 of the Company's mortgages payable mature during 2007. The Company intends to replace these loans with new debt for terms of five years or longer at the market interest rate at the time the existing debt matures.

(In thousands except per share and square footage data)

Top Ten Tenants (1)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc	16	$ 11,381	6.41%	1,032,112	7.09%
Dominick's Finer Foods	9	7,027	3.96%	598,984	4.11%
TJX Companies, Inc (2)	16	4,451	2.51%	512,832	3.52%
FMC Technologies	1	4,160	2.34%	462,717	3.18%
Roundy's	6	3,846	2.17%	379,635	2.61%
K Mart	4	1,434	0.81%	372,922	2.56%
PetsMart	11	3,452	1.95%	267,138	1.83%
Kohl's	3	2,102	1.18%	257,832	1.77%
Best Buy	5	3,107	1.75%	256,870	1.76%
Kroger	4	1,794	1.01%	235,687	1.62%
Total		$ 42,754	24.09%	4,376,729	30.05%

(1) Includes 100% of tenants in properties of unconsolidated joint ventures.
(2) Includes TJ Maxx, Marshall's, and A.J. Wright Stores

(In thousands except per share and square footage data)

Lease Expiration Analysis

	Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1)							
1	M-T-M	3	47,606	0.35%	$ 316	0.16%	$ 6.64
2	2007	9	138,907	1.01%	1,475	0.75%	10.62
3	2008	28	722,493	5.24%	6,554	3.31%	9.07
4	2009	23	705,356	5.11%	6,000	3.03%	8.51
5	2010	19	545,239	3.95%	4,806	2.43%	8.81
6	2011	30	964,393	6.99%	9,984	5.05%	10.35
7	2012	25	675,625	4.90%	9,721	4.91%	14.39
8	2013	17	425,510	3.09%	7,246	3.66%	17.03
9	2014	24	795,633	5.77%	12,257	6.19%	15.41
10	2015	19	504,376	3.66%	6,591	3.33%	13.07
11	2016+	83	4,479,331	32.48%	58,223	29.42%	13.00
TOTAL/WEIGHTED AVERAGE		280	10,004,469	72.55%	$ 123,173	62.24%	$ 12.31
ALL NON-ANCHOR LEASES (1)							
1	M-T-M	34	102,288	0.74%	$ 1,324	0.67%	$ 12.94
2	2007	120	259,104	1.88%	4,351	2.20%	16.79
3	2008	254	690,024	5.00%	11,628	5.88%	16.85
4	2009	263	618,094	4.48%	11,350	5.74%	18.36
5	2010	217	557,341	4.04%	11,309	5.72%	20.29
6	2011	156	464,876	3.37%	8,249	4.17%	17.74
7	2012	144	381,232	2.77%	7,310	3.69%	19.17
8	2013	39	135,155	0.98%	3,217	1.63%	23.80
9	2014	41	158,600	1.15%	3,696	1.87%	23.30
10	2015	47	181,772	1.32%	4,637	2.34%	25.51
11	2016+	53	237,782	1.72%	7,628	3.85%	32.08
TOTAL/WEIGHTED AVERAGE		1,368	3,786,268	27.45%	$ 74,699	37.76%	$ 19.73
ALL LEASES							
1	M-T-M	37	149,894	1.09%	$ 1,640	0.83%	$ 10.94
2	2007	129	398,011	2.89%	5,826	2.95%	14.64
3	2008	282	1,412,517	10.24%	18,182	9.19%	12.87
4	2009	286	1,323,450	9.59%	17,351	8.77%	13.11
5	2010	236	1,102,580	8.00%	16,115	8.14%	14.62
6	2011	186	1,429,269	10.36%	18,233	9.21%	12.76
7	2012	169	1,056,857	7.66%	17,030	8.61%	16.11
8	2013	56	560,665	4.07%	10,463	5.29%	18.66
9	2014	65	954,233	6.92%	15,953	8.06%	16.72
10	2015	66	686,148	4.98%	11,228	5.67%	16.36
11	2016+	136	4,717,113	34.20%	65,851	33.28%	13.96
TOTAL/WEIGHTED AVERAGE		1,648	13,790,737	100.00%	$ 197,872	100.00%	$ 14.35

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in place at report date are calculated as follows: annualized current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

New Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2007	21	49,725	$	668	$	957	$ 289	43.3%
per square foot			$	13.43	$	19.25	$ 5.81	
2007 Total	21	49,725	$	668		957	$ 289	43.3%
per square foot			$	13.43		19.25	$ 5.81	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2007	52	139,415	$	2,102	$	2,567	$ 465	22.1%
per square foot			$	15.08	$	18.41	$ 3.34	
2007 Total	52	139,415	$	2,102	$	2,567	$ 465	22.1%
per square foot			$	15.08	$	18.41	$ 3.34	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2007	6	51,342	$	-	$	839
per square foot			$	-	$	16.34
2007 Total	6	51,342	$	-	$	839
per square foot			$	-	$	16.34

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007
(In thousands except per share and square footage data)

1st Quarter 2007 Leasing Activity (1)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		20	1	21
Gross Leasable Area (Sq.Ft.)		37,751	11,974	49,725
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	22.10	10.25	19.25

Renewals		Non-Anchors	Anchors	Total
Number of Leases		51	1	52
Gross Leasable Area (Sq.Ft.)		129,415	10,000	139,415
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.03	10.35	18.41

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		5	1	6
Gross Leasable Area (Sq.Ft.)		18,539	32,803	51,342
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	21.34	13.50	16.34

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		76	3	79
Gross Leasable Area (Sq.Ft.)		185,705	54,777	240,482
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.89	12.21	18.14

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007 and 2006
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three months ended March 31, 2007 and 2006, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, lease termination income, interest, depreciation, amortization, bad debt and general and administrative expenses. We provide same store net operating income as it allows investors to compare the results of property operations for the three months ended March 31, 2007 and 2006. We also provide a reconciliation of these amounts to the most comparable GAAP measure, income from operations.

		Three months ended March 31, 2007	Three months ended March 31, 2006	% Increase -Decreased
Revenues:				
"Same store" investment properties (125 properties)				
Rental income	$	30,187	30,029	0.5%
Tenant recovery income		14,260	11,629	22.6%
Other property income		876	238	268.1%
"Other investment properties"				
Rental income		1,844	1,266	
Tenant recovery income		691	365	
Other property income		2	4	
Total rental income and additional rental income	$	**47,860**	**43,531**	
Property operating expenses:				
"Same store" investment properties (125 properties)				
Property operating expenses	$	7,909	4,822	64.0%
Real estate tax expense		7,892	7,985	-1.2%
"Other investment properties"				
Property operating expenses		225	220	
Real estate tax expense		346	274	
Total property operating expenses	$	**16,372**	**13,301**	
Net operating income (rental and additional rental income less property operating expenses):				
"Same store" investment properties	$	29,522	29,089	1.5%
"Other investment properties"		1,966	1,141	
Total property net operating income		**31,488**	**30,230**	
Other income:				
Straight-line income		139	34	
Amortization of above and below market and lease Intangibles		85	174	
Other income		1,359	1,128	
Fee income from unconsolidated joint ventures		525	660	
Gain on sale of investment properties		-	492	
Gain on sale of joint venture interest		1,922	-	
Other expenses:				
Income tax expense of taxable REIT subsidiary		(451)	(53)	
Bad debt expense		(158)	(312)	
Depreciation and amortization		(10,124)	(10,572)	
General and administrative expenses		(3,309)	(2,184)	
Interest expense		(11,580)	(10,343)	
Minority interest		(108)	(391)	
Equity in earnings of unconsolidated ventures		1,933	1,097	
Income from continuing operations	$	**11,721**	**9,960**	

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2007
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
			IL						
01/30/07	Best Buy (1)	Burbank		73,113 $	10,100	6.79%	100%	Best Buy	1988
03/29/07	FMC Technologies (1)	Houston	TX	462,717	60,330	6.40%	100%	FMC	1970/2006
				535,830 $	70,430				

Development Property Acquisitions

Date	Property	City	State	Approx. Acres	Purchase Price
2/23/07	Tuscany Village (2)	Clermont	FL	53 $	4,450

(1) The property was acquired through our joint venture with IREX.
(2) The land was acquired with our development partner, Paradise Development Group, Inc.

(3)

Inland Real Estate Corporation
Supplemental Financial Information
As of March 31, 2007
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 2,133	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,919	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,093	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	5,162	5,900
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,754	50.0%	5,911	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	9,003	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	193,313	50.0%	6,862	5,100
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	4,550	3,294
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,664	50.0%	(13)	17,191
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,914	50.0%	46	7,205
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	88,400	50.0%	34	4,931
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	562,218	50.0%	11,029	48,194
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	4,000	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,317	5,894
					2,844,770		$ 63,046	$ 133,864

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Allstate	5.21% Fixed	May 2012	$ 8,200
Allstate	5.63% Fixed	March 2011	8,510
Allstate	4.84% Fixed	December 2009	11,800
Archon	4.35% Fixed	December 2007	6,589
Capstone	5.45% Fixed	November 2014	75,786
Capstone	5.24% Fixed	November 2014	20,601
Midland Loan Servicing	4.94% Fixed	April 2012	17,500
Midland Loan Servicing	4.94% Fixed	April 2012	15,000
Principal	5.57% Fixed	October 2012	10,200
Principal	5.29% Fixed	December 2012	6,600
Principal	6.08% Fixed	October 2013	11,789
Prudential	5.35% Fixed	December 2011	16,500
Wachovia Securities	5.58% Fixed	April 2013	13,787
Wachovia Securities	5.66% Fixed	April 2013	2,701
Wachovia Securities	5.93% Fixed	April 2013	7,784
Wachovia Securities	7.56% Fixed	July 2011	34,382
Total / Weighted Average	5.61%		$ 267,729

(In thousands except per share and square footage data)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest		IRC Investment		IRC Share of Debt
01/5/06	TMK/Inland Aurora	Under Development	Aurora	IL	15 Acres	40.0%	$	2,525	$	-

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest		IRC Investment		IRC Share of Debt
06/06/06	NARE/Inland North Aurora	Under Development	North Aurora	IL	31 Acres	45.0%	$	2,187	$	7,891
08/30/06	NARE/Inland North Aurora	Under Development	North Aurora	IL	26 Acres	45.0%		1,726		3,176
					57 Acres		$	3,913		11,067

Debt Schedule

Mortgagee	Rate / Type	Maturity		Balance
La Salle	7.42% Variable	June 2008	$	17,536
La Salle	7.57% Variable	August 2007		7,058
Total / Weighted Average	7.42%		$	24,594

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest		IRC Investment		IRC Share of Debt
10/10/06	IRC/IREX	Honey Creek Crossing	Terra Haute	IN	179,100	50%	$	-	$	408

Debt Schedule

Mortgagee	Rate / Type	Maturity		Balance
Wells Fargo	5.33% Fixed	July 2013	$	16,000

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest		IRC Investment		IRC Share of Debt
02/23/07	Paradise/IRC	Tuscany Village	Clermont	FL	53 Acres	15.0%	$	4,629	$	1,360

Debt Schedule

Mortgagee	Rate / Type	Maturity		Balance
Lender	7.57% Variable	October 2007	$	9,067

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

	March 31, 2007	December 31, 2006
Balance Sheet:		
Assets:		
Cash	$ 4,464	8,187
Investment in real estate, net	467,156	477,572
Construction in progress	2,430	1,177
Acquired lease intangibles, net	58,594	61,972
Accounts and rents receivable	9,952	9,447
Restricted cash	5,093	5,939
Leasing commissions, net	707	634
Loan fees, net	1,550	1,697
Other assets	829	2,207
Total assets	$ 550,775	568,832
Liabilities:		
Accounts payable and accrued expenses	$ 1,031	996
Acquired lease intangibles, net	8,859	9,223
Accrued interest	1,290	1,328
Accrued real estate taxes	10,917	11,655
Security and other deposits	450	448
Mortgage payable	308,323	317,949
Prepaid rents and unearned income	674	1,127
Other liabilities	2,498	3,098
Total liabilities	334,042	345,824
Equity:		
Inland	107,752	111,223
Other partners	108,981	111,785
Total equity	216,733	223,008
Total liabilities and equity	$ 550,755	568,832

Unconsolidated joint ventures had mortgages payable of $308,323 and $317,949 as of March 31, 2007 December 31, 2007, respectively. The Company’s proportionate share of these loans was $146,699 and $152,990 as of March 31, 2007 and December 31, 2006, respectively. As the debt is non-recourse, the Company is only liable up to its investment in the joint ventures.

Supplemental Financial Information
For the three months ended March 31, 2007
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Revenues:		
Rental income	$ 10,289	8,041
Tenant recoveries	4,908	3,489
Other property income	111	18
Total revenues	15,308	11,548
Expenses:		
Property operating expenses	2,759	1,512
Real estate tax expense	3,667	2,658
Depreciation and amortization	5,069	3,420
General and administrative expense	37	38
Total expenses	11,532	7,628
Operating income	3,776	3,920
Other income	2,231	480
Interest expense	(3,860)	(2,653)
Income from continuing operations	$ 2,147	1,747
IRC's pro rata share	$ 1,583	756

Property List

As of March 31, 2007, we owned 132 investment properties, comprised of 29 single-user retail properties, 83 Neighborhood Retail Centers and 20 Community Centers. These investment properties are located in the states of Florida (1), Illinois (83), Indiana (6), Michigan (1), Minnesota (27), Missouri (1), Nebraska (1), Ohio (3), Texas (1), Tennessee (1) and Wisconsin (7). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Ameritech (Verizon) Joliet, IL	4,504	05/97	1995	100%	None
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally's Total Fitness
Best Buy Burbank, IL	73,113	01/07	1988	100%	Best Buy
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Circuit City Traverse City, MI	21,337	01/99	1998	100%	Circuit City (b)
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods
Cub Foods Hutchinson, MN	60,208	01/03	1999	100%	Cub Foods (b)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100%	Cub Foods (b)
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	Cub Foods
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Glendale Heights, IL	68,879	09/97	1997	100%	Dominick's Finer Foods
Dominick's Hammond, IN	71,313	05/99	1999	100%	Food 4 Less
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Dominick's West Chicago, IL	78,158	01/98	1990	100%	Springbrook Market

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Eckerd Drug Store Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
FMC Technologies Houston, TX	462,717	03/07	1970/2006	100%	FMC Technologies
Hollywood Video Hammond, IN	7,488	12/98	1998	100%	None
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Petsmart Gurnee, IL	25,692	04/01	1997	100%	Petsmart
Pik 'N Save Waupauca, WI	63,780	03/06	2002	100%	Pik 'N Save
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
United Audio Center Schaumburg, IL	9,988	09/99	1998	100%	None
Walgreens Decatur, IL	13,500	01/95	1988	100%	Walgreens (b) (c)
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreens (c)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	10,047	11/97	1985/2004	99%	None
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	100%	Cost Plus World Market Linens 'N Things
Aurora Commons Aurora, IL	126,908	01/97	1988	93%	Jewel Food Stores
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	100%	Staples Berean Bookstore Petsmart Famous Footwear Factory Card Outlet
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	100%	Coborn's Super Store
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	100%	Linens & Things Barnes & Noble Dress Barn
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	95%	Tops, Inc.
Burnsville Crossing Burnsville, MN	97,015	09/99	1989	92%	Schneiderman's Furniture Petsmart
Butera Market Naperville, IL	67,632	03/95	1991	100%	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,365	09/99	1988	96%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	96%	Strack & Van Til
Cliff Lake Center Eagan, MN	73,582	09/99	1988	96%	None
Deer Trace Kohler, WI	149,881	07/02	2000	98%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	100%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	83%	Schroeder's Ace Hardware Illinois State of Secretary
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	100%	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	100%	Walgreens (c)
Fashion Square Skokie, IL	84,580	12/97	1984	100%	Cost Plus World Market Office Depot
Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Gateway Square Hinsdale, IL	40,170	03/99	1985	100%	None
Golf Road Shopping Center Niles, IL	26,109	04/97	1982	86%	None
Goodyear Montgomery, IL	12,903	09/95	1991	100%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	100%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	82%	Dominick's Finer Foods
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	83%	None
High Point Center Madison, WI	86,004	04/98	1984	70%	None
Homewood Plaza Homewood, IL	19,000	02/98	1993	100%	Office Depot
Iroquois Center Naperville, IL	140,981	12/97	1983	98%	Sears Logistics Services Planet Fitness Big Lots Xilin Association
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	97%	Food 4 Less
Mankato Heights Mankato, MN	139,916	04/03	2002	99%	TJ Maxx Michael's Old Navy Pier One Famous Footwear
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	91%	Rainbow
Maple Plaza Downers Grove, IL	31,196	01/98	1988	95%	None
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Tops, Inc.
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Nantucket Square Schaumburg, IL	56,981	09/95	1980	79%	None
Naper West Ph II Naperville, IL	50,000	10/02	1985	73%	JoAnn Fabrics
Northgate Center Sheboygan, WI	73,647	04/05	2003	98%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	93%	Food 4 Less Murray's Discount Auto
Oak Forest Commons Ph III Oak Forest, IL	7,424	06/99	1999	76%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	100%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	89%	Shoe Carnival Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	100%	None
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	67%	Staples Sam's Wine & Spirits
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max Petsmart
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	98%	Fashion Bug Rainbow
Park St. Claire Schaumburg, IL	11,859	12/96	1994	35%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	19%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	100%	Kroger Fashion Bug
River Square S/C Naperville, IL	58,260	06/97	1988	80%	None
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetsMart
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Rose Plaza East Naperville, IL	11,658	01/00	1999	88%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	100%	None
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	100%	TJ Maxx Marshall's
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	91%	Sears Hardware
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	Linens and Things Pier 1 Imports DSW Shoe Warehouse
Shakopee Valley Shakopee, MN	146,430	12/02	2000 / 2001	100%	Kohl's Office Max
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	92%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	83%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	18%	None
Six Corners Chicago, IL	80,650	10/96	1966/2005	97%	Bally Total Fitness Office Depot
Spring Hill Fashion Ctr West Dundee, IL	125,198	11/96	1985	62%	TJ Maxx Factory Card Outlet
St. James Crossing Westmont, IL	49,994	03/98	1990	97%	None
Stuart's Crossing St. Charles, IL	85,529	07/99	1999	93%	Jewel Food Stores
Terramere Plaza Arlington Heights, IL	40,965	12/97	1980	87%	None
Townes Crossing Oswego, IL	105,989	08/02	1988	100%	Jewel Food Stores
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100%	Marshall's Factory Card Outlet
University Crossing Mishawaka, IN	136,430	10/03	2003	92%	Marshall's Babies R Us Petco Dollar Tree Stores Pier 1 Imports

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	94%	V. Richards Market Guitar Center Pedro's Mexican Restaurant
Wauconda Crossing Wauconda, IL	90,290	09/06	1997	100%	Dominicks Walgreens
Wauconda Shopping Ctr Wauconda, IL	31,037	05/98	1988	31%	None
West River Crossing Joliet, IL	32,452	08/99	1999	96%	None
Western & Howard Chicago, IL	11,974	04/98	1985	83%	None
Wilson Plaza Batavia, IL	11,160	12/97	1986	88%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	96%	Frattalone
Wisner/Milwaukee Plaza Chicago, IL	14,677	02/98	1994	55%	None
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	90%	Jewel Food Stores U.S. Postal Service
Community Centers					
Bergen Plaza Oakdale, MN	272,233	04/98	1978	89%	K-Mart Rainbow
Chestnut Court Darien, IL	170,027	03/98	1987	99%	Office Depot Powerhouse Gym Just Ducky Factory Card Outlot Loyola Medical Center Stein Mart
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	100%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	85%	Wickes Furniture Jewel Food Stores Office Depot REI Petsmart Jo-Ann Fabrics Books-A-Million Women's Workout World
Joliet Commons Joliet, IL	158,922	10/98	1995	100%	Cinemark Petsmart Barnes & Noble Old Navy MC Sports La-Z Boy Showcase Shop Old Country Buffet
Lake Park Plaza Michigan City, IN	229,639	02/98	1990	95%	Wal-Mart Valuland (b) Jo Ann Fabrics Factory Card Outlet
Lansing Square Lansing, IL	233,508	12/96	1991	70%	Sam's Club Office Max
Maple Park Place Bolingbrook, IL	227,795	01/97	1992/2004	100%	Powerhouse Gym Office Depot Jo Ann Fabrics Sportmart Best Buy
Naper West Naperville, IL	164,812	12/97	1985	90%	TJ Maxx Barrett's Home Theater Store
Park Center Plaza Tinley Park, IL	194,599	12/98	1988	96%	Central Grocers Bally's Total Fitness The Furniture Box Bud's Sport Place Chuck E. Cheese Old Country Buffet
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	100%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow Petsmart Office Max Old Navy Party City
Riverdale Commons Coon Rapids, MN	168,277	09/99	1998	100%	Rainbow Wickes Furniture Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	94%	Best Buy Kerasotes Theaters Office Depot TJ Maxx Petsmart Michaels Stores Harlem Furniture Ulta Salon Old Country Buffet
Shoppes at Grayhawk Omaha, NE	227,350	02/06	2001/2004	100%	Lowe's Michael's
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	94%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E. Smithe Factory Card Outlet
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Village Ten Coon Rapids, MN	211,568	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree Stores
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	99%	Kohl's Wicke's Barnes & Noble Joseph A. Banks Clothiers
Woodland Commons Buffalo Grove, IL	170,398	02/99	1991	94%	Dominick's Finer Foods Jewish Community Center
Total/Weighted Average	11,540,860			95%	

As of March 31, 2007, we owned 15 investment properties through our joint ventures, comprised of 7 Neighborhood Retail Centers and 8 Community Centers. These investment properties are located in the states of Illinois (12), Indiana (1), Minnesota (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Cobblers Crossing Elgin, IL	102,643	05/97	1993	99%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	100%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	114,914	03/05	2000	92%	Jewel Food Stores
Marketplace at 6 Corners Chicago, IL	117,000	11/98	1997	100%	Jewel Food Store Marshall's Dept. Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	81%	Borders Pier 1 Imports
Regal Showplace Crystal Lake, IL	88,400	03/05	1998	100%	Regal Cinemas
Shoppes of Mill Creek Palos Park, IL	102,422	03/98	1989	96%	Jewel Food Stores
Community Centers					
Algonquin Commons Algonquin, IL	562,218	03/06	2004/2005	95%	Circuit City PetsMart Office Max Wickes Barrett's Home Theater Border's Forth & Towne Pottery Barn Old Navy DSW Warehouse Dick's Sporting Goods Trader Joe's My Child's Room
Chatham Ridge Chicago, IL	175,754	02/00	1999	100%	Cub Foods (b) Marshall's Dept. Store Bally Total Fitness
Greentree Center & Outlot Caledonia, WI	169,268	02/05	1990/1993	99%	Pic n Save K-Mart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Honey Creek Crossing Terre Haute, IN	179,100	01/06	2005	100%	Kohl's Linens 'N Things TJ Maxx
Orland Park Place Orland Park, IL	599,664	04/05	1980/1999	99%	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble Wickes Furniture DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Dick's Sporting Goods Marshall's
Randall Square Geneva, IL	216,485	05/99	1999	99%	Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Shoe Carnival Petsmart Michaels Stores
Thatcher Woods River Grove, IL	193,313	04/02	1969/1999	98%	Walgreens A.J. Wright Olson's Ace Hardware Hanging Garden Banquet Binny's Beverage Depot Dominick's
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973 1975 1997	98%	Toys R Us Tower Records
Total/Weighted Average	3,023,870			95%	Luna Carpets Comp USA Cost Plus World Market
Total	14,564,730			95%	Party City Discovery Clothing Harlem Furniture

(a)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c)   Beginning with the earlier date listed, pursuant to the terms of each lease, the tenant has a right to terminate prior to the lease expiration date.